DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017

                                  212-450-4000



                                                     August 31, 1999


Condor Systems, Inc.
2133 Samaritan Drive
San Jose, CA 95124


Ladies and Gentlemen:

     We have acted as counsel for Condor Systems, Inc., a California corporation (the "Company") and CEI Systems, Inc., a Delaware corporation (the "Guarantor") in connection with the Company's offer (the "Exchange Offer") to exchange its 11 7/8% Series B Senior Subordinated Notes guaranteed by the Guarantor due 2009 (the "New Notes") for any and all of its outstanding 11 7/8% Series A Senior Subordinated Notes due 2009 guaranteed by the Guarantor (the "Old Notes").

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion. We have assumed the capacity of all natural persons and the genuineness of all signatures.

     Based upon the foregoing, we are of the opinion that:

          (i) Assuming the New Notes have been duly authorized by the Company, when executed and authenticated in accordance with the Exchange Offer, the New Notes will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except (x) as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, or similar laws affecting creditors' rights generally, (y) as such enforcement is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at
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Condor Systems, Inc.                       2                     August 31, 1999


     law) and (z) to the extent that a waiver of rights under any usury or stay law may be unenforceable; we express no opinion, however, as to the applicability (and, if applicable, the effect) of Section 548 of the United States Bankruptcy Code or any comparable provision of state law to the questions addressed above or on the conclusions expressed with respect thereto.

          (ii) The guarantees of the New Notes provided by the Guarantor (the "New Note Guarantees") have been duly authorized by the Guarantor and, assuming the New Notes have been duly authorized by the Company, the New Note Guarantees will be valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their terms except
     (x) as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, or similar laws affecting creditors' rights generally, (y) as such enforcement is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (z) to the extent that a waiver of rights under any usury or stay law may be unenforceable; we express no opinion, however, as to the applicability (and, if applicable, the effect) of Section 548 of the United States Bankruptcy Code or any comparable provision of state law to the questions addressed above or on the conclusions expressed with respect thereto.

     We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the General Corporation Law of the State of Delaware.

     We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Exchange Offer. We also consent to the reference to us under the caption "Legal Matters" in the prospectus contained in such registration statement.


                                            Very truly yours,

                                            /s/ Davis Polk & Wardwell